Redwire Corporation
8226 Philips Highway, Suite 101
Jacksonville, Florida 32256

June 27, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Alex King

Re:	Redwire Corporation
Registration Statement on Form S-1
Filed June 16, 2022
File No. 333-265643

Ladies and Gentlemen:

Redwire Corporation (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (the “Registration Statement”), File No. 333-265643, as amended, to 4:00 p.m., Eastern Time, on Wednesday, June 29, 2022, or as soon thereafter as practicable.

Please contact Alexander Schwartz of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-2578 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Nathan O’Konek
Nathan O’Konek
Executive Vice President, General Counsel and Secretary
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